SIGNATURES
REUTERS Q3 2007 REVENUE STATEMENT

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K
Report of Foreign Private Issuer
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THESECURITIES EXCHANGE ACT OF 1934
For the month of October 2007.
Commission File Number 333-08354
REUTERS GROUP PLC
(Translation of registrant’s name into English)
THE REUTERS BUILDING, SOUTH COLONNADE, CANARY WHARF, LONDON E14 5EP
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___
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SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REUTERS GROUP PLC (Registrant)

Date 29th October 2007	By	/s/ Nancy C. Gardner	(Signature)

NANCY GARDNER, AUTHORISED SIGNATORY AND GENERAL COUNSEL, AMERICAS

REUTERS GROUP PLC – THIRD QUARTER REVENUE STATEMENT
for the three months to 30 September 2007
25 October 2007
REUTERS Q3 2007 REVENUE STATEMENT
Business performance
•	Q3 total revenue of £646 million (Q3 2006: £631 million)

•	Underlying revenue growth of 7.6%*

•	On an actual basis, revenue increase of 2.3% reflecting currency effects, principally the weaker US dollar
Operating highlights
•	Net sales strong in all regions, despite market turbulence

•	30% underlying growth in usage revenues, stimulated by volatile foreign exchange markets and Core Plus transactions initiatives

•	Continuing momentum from Core Plus, with 2.8 percentage points of underlying revenue growth

•	10% underlying revenue growth in Asia, 7% underlying growth both in the Americas and in Europe, the Middle East and Africa
Status of Thomson-Reuters transaction
•	Good progress with strategic, technical and organisational blueprints for Thomson-Reuters

•	As announced in the regulatory update of 8 October, the European Commission has proceeded to a Phase 2 review and the transaction is also being reviewed by the US Department of Justice, with regulatory clearance anticipated to occur in the first quarter of 2008
Tom Glocer, Reuters Chief Executive, said:
“I am pleased that our third quarter results have built on the strong revenue growth we saw in the first half of the year, helped particularly by good transaction volumes. This is a good set of numbers that shows our performance has not been impacted by the turbulence in the credit markets, nor any distraction from the Thomson deal.  While we remain vigilant for signs of continuing market instability, we believe that the transformation of Reuters over the past several years has better positioned the company to weather the effects of a market downturn.
“On the deal front, we are making good progress with integration planning for the combination and now have a clear timetable from the European and U.S. competition authorities, which keeps us on course for a regulatory clearance in the first quarter of 2008.”
Notes to Analysts

*	Underlying percentage change excludes acquisitions and disposals since 1 January 2006 and is stated at constant exchange rates. Reconciliations to equivalent IFRS figures can be found at www.about.reuters.com/investors in the Investor information section. This announcement includes forward-looking statements. See pages 10-11 for a description of risk factors.

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GUIDANCE
Since Reuters is in an offer period as defined by the City Code on Takeovers and Mergers, the company is not giving any specific revenue or margin guidance for 2007 in its third quarter results.
REVENUE REVIEW
Reuters revenue for the three months to 30 September 2007 was £646 million, an increase of 7.6% on an underlying basis.
Currency effects reduced third quarter revenue by £33 million (5.5%). This was driven primarily by the weaker US Dollar, with weakness in the Euro, Yen and other currencies also contributing. In the year to date, currency effects have reduced revenues by £119 million.
Average Exchange Rates

	Q3	Q3	Q4	Full year
	2007	2006	2006	2006

£/$US	2.01	1.86	1.89	1.83
£/€	1.48	1.47	1.48	1.47
£/¥	241.80	215.36	222.37	212.92
At current exchange rates and currency mix, a 5 cent weakening in the average annual exchange rate of either the US Dollar or the Euro against Sterling would decrease Reuters annual trading profit by approximately £10 million, and vice versa.
Core underlying revenue growth benefited from volume growth, functionality improvements which have driven the successful implementation of the 2007 price increase and recoveries (exchange fees and specialist data). The key drivers of volume growth are migrations to Reuters premium 3000 Xtra product, increased usage revenues (driven by exchange rate volatility, interest rate moves and new electronic trading product initiatives) and higher levels of data consumption.
Core Plus initiatives contributed £17 million of incremental revenue (when compared to Q3 2006), equivalent to 2.8 percentage points of underlying growth. Total Core Plus revenue for the quarter was £26 million, with the most significant sources of new revenue being the addition of high value content to Reuters Knowledge, usage revenues from electronic trading initiatives, enterprise solutions and new market initiatives in China, India and Consumer Media.
The third quarter saw strong revenue growth in all regions, and sales and installations remained strong during the period.
Asia’s growth rate improved to 10% on an underlying basis, boosted by an improving performance in Japan. Europe, the Middle East and Africa gained momentum, with revenue growth increasing to 7% underlying as solid progress in France and Germany was helped by continuing momentum in the Gulf and Russia. Americas revenue growth remained strong at 7% underlying, despite recent market turbulence.

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BUSINESS DIVISIONS REVIEW
Sales & Trading
Revenue from Sales & Trading was £402 million, an underlying increase of 3%. Currency effects resulted in a 2% decline on an actual basis. The key revenue drivers were
•	Reuters Xtra family revenue within Sales & Trading of £260 million, an underlying increase of 11%. The key factors in this growth were functionality improvements to Reuters 3000 Xtra which drove successful implementation of a price increase at the start of the year, customer migration from legacy products and sales of new desktop accesses. Usage revenue from transaction systems within the Reuters Xtra family totalled £26 million, an underlying increase of 31%.

•	A 21% underlying decline in Reuters Trader family product revenues to £68 million. This reflects customer migration from legacy products, principally 2000/3000 series products. Migration of Telerate products is now almost complete and Telerate revenue attrition remains in line with full year expectations of around one percentage point of Group revenue.
Revenue from recoveries (exchange fees and specialist data) rose by 10% on an underlying basis, driven by exchange fee price increases.
The key contributors to Core Plus revenue within Sales & Trading were a strong performance in China and India, and Prime Brokerage, which gives hedge funds access to the interbank foreign exchange market.
FXMarketSpace, which also forms part of our portfolio of investments in FX trading platforms, continues to focus on adding new customers and building liquidity.
Research & Asset Management
Revenue from Research & Asset Management was £92 million, a 23% underlying increase (19% on an actual basis). Growth excluding the impact of migration of desktop product accesses from the Sales & Trading division was 17% (underlying).
Reuters Research & Asset Management business aims to provide independent content and insight to two user communities – Investment Banking, Investment Management & Corporates (IB & IM) and Wealth Management.
IB & IM revenue was £59 million, growing 36% on an underlying basis. This performance was driven by sales of feeds of fundamentals and estimates content that customers integrate into their own systems, the addition of new Reuters Knowledge desktop accesses and the incremental revenue achieved by upgrading existing users from standalone accesses to Reuters Knowledge embedded within Reuters 3000 Xtra and Reuters Trader.
Wealth Management revenue was £33 million, an underlying increase of 5%, reflecting increasing demand from customers seeking content in feed and web-based formats for integration within their customer portals and to support their investment decision-making processes.
The key contribution to Core Plus revenue in Research & Asset Management came from high-value content and functionality enhancements made to the Reuters Knowledge product family this year. Content additions during the third quarter included global corporate actions data.

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Enterprise
The Enterprise division delivered revenue of £109 million, an underlying increase of 11% (5% on an actual basis).
Revenue from Enterprise Information, which includes Reuters real time and reference datafeeds, grew 17% underlying to £67 million, driven by volume growth and supported by the ongoing rollout of a new commercial model for licensing machine consumption of data, which links revenue more directly to the volume of data being used by customers.
Revenue from Trade and Risk Management was £23 million, a 16% underlying increase, reflecting new sales in both established and emerging markets, growth in user licenses and increased maintenance revenue.
Information Management Systems revenue of £19 million (which includes the Reuters Market Data Systems) showed an improving trend, with the decline slowing to 11% underlying. The impact of ongoing withdrawal from the hardware business and one-time Telerate product obsolescence was increasingly offset by growth in Reuters Tick Capture Engine, Reuters Wireless Distribution Server and Reuters Replay service.
Core Plus revenue from Enterprise came from Reuters Datafeed Direct, Reuters NewsScope, Reuters Tick History, Reuters Datascope Real Time and Reuters Pricing and Reference Data, as demand continued to grow for automated trading solutions from large sell-side firms and from hedge funds.
Media
Media revenue was £43 million, an underlying increase of 11% (5% at actual rates).
Agency Services revenue was £35 million, an underlying increase of 8%, reflecting strong sales of TV services to existing and new customers in Europe, increased usage of archived and breaking TV news during the quarter and growth in Pictures revenue.
Revenue from Consumer Services totalled £8 million, an underlying increase of 29%. Key to this performance was growth in the interactive advertising business and in online syndication.
Advertising sales accounted for the Media division’s Core Plus revenue, and included the first advertising deals for Reuters consumer websites targeted at the Chinese and Indian markets.

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NOTES
Reuters (www.reuters.com), the global information company, provides indispensable information tailored for professionals in the financial services, media and corporate markets. Through reuters.com and other digital properties, Reuters now also supplies its trusted content direct to individuals. Reuters drives decision making across the globe, based on a reputation for speed, accuracy and independence. As of 30 June 2007, Reuters had 17,500 staff in 94 countries, including 2,400 editorial staff in 196 bureaux serving 131 countries. In 2006, Reuters revenues were £2.6 billion.
Reuters and the sphere logo are the trade-marks of the Reuters group of companies.
Reuters will hold a conference call for investors at 12:30 BST. To participate, please register on-line at http://registration.intercall.com/go/reutersir. An e-mail confirmation, containing the dial-in details, will be sent by return.
Photographs are available at www.about.reuters.com/pressoffice/library/photos/senior.asp
Contacts

Investors	Press

Miriam McKay Tel: +44 (0) 20 7542 7057	Ed Williams Tel: +44 (0) 20 7542 6005
miriam.mckay@reuters.com	ed.williams@reuters.com

5

FINANCIAL STATEMENTS
1) REVENUE BY DIVISION BY TYPE – THREE MONTHS TO 30 SEPTEMBER 2007 (UNAUDITED)

	Three months to 30 September		% Change
	2007	2006*	Actual	Underlying
	£m	£m

Recurring	376	388	(3%)	2%
Usage	26	22	21%	31%
Outright	—	1	(61%)	(58%)

Sales & Trading	402	411	(2%)	3%

Recurring	91	76	19%	23%
Usage	1	—	44%	52%

Research & Asset Management	92	76	19%	23%

Recurring	94	89	5%	11%
Outright	15	14	5%	6%

Enterprise	109	103	5%	11%

Recurring	34	33	2%	8%
Usage	9	8	17%	24%

Media	43	41	5%	11%

Recurring	595	586	1%	7%
Usage	36	30	20%	30%
Outright	15	15	1%	2%

Total Reuters revenue	646	631	2%	8%

*	As discussed in note 11 to Reuters Interim Results Press Release dated 27 July 2007, from 1 January 2007 Reuters made changes to the allocation of revenue among its business divisions to reflect changes in the management of communications revenue. Comparatives for the three months ended September 2006 have been restated to decrease recoveries revenue by £19 million and increase other product revenue by £12 million in Sales & Trading, to increase other product revenue by £2 million in Research & Asset Management and to increase other product revenue by £5 million in Enterprise.

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2) REVENUE BY DIVISION BY TYPE – NINE MONTHS TO 30 SEPTEMBER 2007 (UNAUDITED)

	Nine months to 30 September		% Change
	2007	2006*	Actual	Underlying
	£m	£m

Recurring	1,129	1,177	(4%)	2%
Usage	73	66	12%	23%
Outright	2	3	(24%)	(18%)

Sales & Trading	1,204	1,246	(3%)	3%

Recurring	263	221	19%	25%
Usage	2	2	9%	18%

Research & Asset Management	265	223	19%	25%

Recurring	282	274	3%	10%
Outright	37	37	1%	1%

Enterprise	319	311	3%	9%

Recurring	101	101	—	6%
Usage	25	27	(7%)	(1%)

Media	126	128	(2%)	5%

Recurring	1,775	1,773	—	6%
Usage	100	95	6%	16%
Outright	39	40	(1%)	—

Total Reuters revenue	1,914	1,908	—	7%

*	As discussed in note 11 to Reuters Interim Results Press Release dated 27 July 2007, from 1 January 2007 Reuters made changes to the allocation of revenue among business divisions to reflect changes in the management of communications revenue. Comparatives for the nine months ended September 2006 have been restated to decrease recoveries revenue by £61 million and increase other product revenue by £38 million in Sales & Trading, to increase other product revenue by £5 million in Research & Asset Management and to increase other product revenue by £18 million in Enterprise.

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3) REVENUE BY DIVISION BY PRODUCT FAMILY – THREE MONTHS TO 30 SEPTEMBER 2007 (UNAUDITED)

	Three months to 30 September		% Change
	2007	2006*	Actual	Underlying
	£m	£m

Reuters Xtra	260	248	5%	11%
Reuters Trader	68	91	(25%)	(21%)
Recoveries	74	72	5%	10%

Sales & Trading	402	411	(2%)	3%

IB & IM	59	44	32%	36%
Reuters Wealth Management	33	32	1%	5%

Research & Asset Management	92	76	19%	23%

Reuters Enterprise Information	67	60	11%	17%
Reuters Information Management	19	22	(14%)	(11%)
Reuters Trade and Risk Management	23	21	11%	16%

Enterprise	109	103	5%	11%

Agency Services	35	35	2%	8%
Consumer Media	8	6	20%	29%

Media	43	41	5%	11%

Total Reuters revenue	646	631	2%	8%

*	As discussed in note 11 to Reuters Interim Press Release dated 27 July 2007, from 1 January 2007 Reuters made changes to the allocation of revenue among business divisions to reflect changes in the management of communications revenue. Comparatives for the three months ended September 2006 have been restated to decrease recoveries revenue by £19 million and increase other product revenue by £12 million in Sales & Trading, to increase other product revenue by £2 million in Research & Asset Management and to increase other product revenue by £5 million in Enterprise.
4) REVENUE BY GEOGRAPHY – THREE MONTHS TO 30 SEPTEMBER 2007 (UNAUDITED)

	Three months to 30 September		% Change
	2007	2006*	Actual	Underlying
	£m	£m

Europe, Middle East & Africa	357	344	3%	7%
Americas	174	173	1%	7%
Asia	115	114	1%	10%

Total Reuters revenue	646	631	2%	8%

*	2006 comparatives have been restated to combine UK and Ireland, EMEA West and EMEA East as one region to reflect the way Reuters was managed in 2006.

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5) QUARTERLY NON-GAAP PRODUCT FAMILY STATISTICS (UNAUDITED)

				Underlying
				percentage change
	Three months ended			Versus	Versus
	September	June	September	June	September
	2007	2007	2006*	2007	2006

Period end accesses (000s)
3000 Xtra	121	119	108	2%	10%
Dealing	18	18	18	—	1%
Other Xtra	3	3	2	(2%)	50%

Reuters Xtra	142	140	128	1%	9%
Reuters Trader	82	84	106	(3%)	(21%)
Reuters Knowledge	16	15	13	8%	17%
Reuters Wealth Manager	93	94	98	(1%)	(4%)

Total period end accesses	333	333	345	—	(4%)

Access driven revenue (£m)
Total access driven revenue	321	321	322	1%	4%
Other recurring revenue	274	275	264	—	9%

Recurring revenue	595	596	586	—	7%

Average revenue per access (£)
Total average revenue per access	322	320	310	2%	7%

*	A minor reclassification of prior year access numbers between product families has been made to reflect changes in the management of certain products in 2007.

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FORWARD-LOOKING STATEMENTS
This document contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 with respect to Reuters financial condition, results of operations and business, and management’s strategy, plans and objectives for Reuters. In particular, all statements that express forecasts, expectations and projections with respect to certain matters, including trends in results of operations, margins, growth rates, overall financial market trends, anticipated cost savings and synergies and the successful completion of transformation programmes, strategy plans, acquisitions and disposals, are all forward-looking statements. These forward-looking statements include forward-looking statements in relation to the proposed combination of Reuters and The Thomson Corporation (the “Transaction”) that are based on certain assumptions and reflect Thomson’s and Reuters current expectations, including statements about Thomson’s and Reuters beliefs and expectations related to the proposed Transaction structure and consideration, benefits that would be afforded to customers, benefits to the combined business of Thomson and Reuters that are expected to be obtained as a result of the Transaction, as well as the parties’ ability to enhance shareholder value through, among other things, the delivery of expected synergies.
Forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that may occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to:
•	In relation to the proposed Transaction:
o	the ability to achieve the cost savings and synergies contemplated through the proposed Transaction;

o	the approval of the proposed Transaction by Reuters shareholders;

o	the ability to obtain various regulatory approvals and fulfil certain conditions to which the Transaction is subject;

o	the effect of regulatory conditions, if any, imposed by regulatory authorities;

o	the reaction of Thomson’s and Reuters customers, employees and suppliers;

o	the ability to promptly and effectively integrate the businesses of Thomson and Reuters;

o	the impact of the diversion of management time on issues related to the proposed transaction;
•	Reuters ability to realise the anticipated benefits of its Core Plus growth and transformation strategy;

•	conditions in financial markets;

•	the impact of currency and interest rate fluctuations on Reuters reported revenue and earnings;

•	difficulties or delays that Reuters may experience in developing or responding to new customer demands or launching new products;

•	the dependency of Reuters on third parties for the provision of certain network and other services;

•	any significant failures or interruptions experienced by the networks or systems of Reuters and such networks’ ability to accommodate increased traffic;

•	the impact of a decline in the valuation of companies in which it has invested;

•	the impact of significant competition or structural changes in the financial information and trading communities;

•	changes in legislation and regulation;

•	adverse governmental action in countries where Reuters conducts its activities;

10

•	the ability of Reuters to realise the anticipated benefit of existing or future acquisitions, joint ventures, investments or disposals;

•	the litigious environment in which Reuters operates.
For additional information, please see “Risk Factors” in the Reuters Group PLC Annual Report and Form 20-F for the year ended 31 December 2006. Copies of the Annual Report and Form 20-F are available on request from Reuters Group PLC, South Colonnade, Canary Wharf, London E14 5EP. Any forward-looking statements made by or on behalf of Reuters Group speak only as of the date they are made. Reuters Group does not undertake to update any forward-looking statements.
Ends

11

REUTERS
Q3 2007 RESULTS CONFERENCE CALL
Thursday, 25 October 2007

REUTERS
Q3 2007 RESULTS CONFERENCE CALL
Thursday, 25 October 2007
          Miriam McKay: Ladies and gentlemen, good morning and welcome to Reuters third quarter conference call. It is my pleasure to introduce David Grigson, our CFO, who is with me here in London and will walk you through the numbers, and Tom Glocer, our CEO, who is joining the call from New York and will talk about the operating environment and recap where we are on the Thomson-Reuters transaction,
     Before we start, I need to remind you that our comments today include forward-looking statements. The Risk Factors section of our Annual Report and today’s press release describe certain important factors which could cause actual results to change materially from those n our forward-looking statements today. You can get copies of our Annual Report and our press release from our website or from our Corporate Relations offices in London and New York. David, with that, over to you.
          David Grigson (Chief Financial Officer): Thank you very much. The key message from our figures today is that this has been another strong quarter for Reuters. Our revenue grew 7.6% on an underlying basis, excluding the effects of currency and acquisitions, to £646 million. This represents our strongest quarter of underlying growth for six years, and takes our year to date underlying revenue growth to 6.8%. This is particularly pleasing given the backdrop of a turbulent market, and the focus we have within the business of preparing for our integration with Thomson, as well as delivering on our commitments for this year.
     Revenue on an actual basis grew 2.3%, reflecting the £33 million impact on revenues this quarter from currency effects, notably the weakness of the US dollar. There is chapter and verse on currency in the press release. Suffice to say here that currency effects have reduced our revenues so far this year by some £119 million. While we are confident that we can sustain business momentum into the fourth quarter, we know that currency will continue to impact us in actual terms.
     Let us take a closer look now at what is driving underlying revenue growth, and I would highlight three key factors. First, as we told you at the Interims in July, our sales and installations have been very strong this year. These, as you know, are the key lead indicators for the 90%+ of our business that is subscription-based. Sure enough, we saw subscription-based recurring revenues continue to grow in the third quarter, giving year-to-date underlying growth of 6.5%. Sales and installations remained strong in the third quarter, so our key lead indicator remains positive.
     Secondly, the third quarter was a very healthy one for usage revenues, which grew 30% on an underlying basis. This reflects the good contributions from our core transactions services such as FX Matching, as well as new transactions initiatives under Core Plus, like Prime Brokerage. Media usage revenues were also strong, driven by online advertising and use of our pictures archive. Usage revenues made up nearly 6% of our revenues for the quarter — an unusually high proportion. Whether we continue to see such a strong contribution from usage going forward is obviously dependent on market volumes, which we cannot take for granted. In general, however, we see as a positive trend that our growing suite of transaction products aligns our revenues more closely with market volumes.
     Third, Core Plus as a whole continued to contribute strongly: 2.8 percentage points of the 7.6% underlying growth for the quarter came from Core Plus — that is £17 million of new revenue this quarter. The main sources of new revenue from within Core Plus were the investments we have made in content to accelerate sales of Reuters Knowledge and our emerging markets initiatives in China and India. The year-to-date contribution to growth in Core Plus stands at 2.4%, on track for the 2% that we have for the year as a whole.
     Now, let’s look at each of the business divisions in a little more detail. Sales & Trading revenue increased by an underlying 3% in the third quarter, to £402 million. The revenue picture here is of strong growth in our premium products — including the growth in usage that I referred to earlier — balanced by our efforts to manage the migration of, and revenue loss from, our legal desktops. Telerate continues to cause a two percentage point drag to Sales & Trading revenue growth and is about 1% for the group as a whole.
     Research & Asset Management revenue continued to see excellent growth at an underlying 23% to £92 million. This was driven by a strong performance in the Investment Banking, Investment Management and Corporates community, where we benefit from being able to deliver Reuters Knowledge in a variety of formats: either as a standalone desktop, embedded in a fully fledged 3000 Xtra screen, or as a content feed for integration with our customers’ own systems.
     Growth in the Enterprise division continued to accelerate this quarter, up an underlying 11% to £109 million. Demand for machine-readable data remains strong and our commercial arrangements are increasingly linked to the value and volume of data our customers consume, rather than the technology used to deliver it. Information Management Systems are still showing a decline, but the trend is showing signs of improvement as the impact of product obsolescence is increasingly offset by growth from new capabilities, such as wireless distribution. Risk management continues to be a key area of focus for our customers, in both established and emerging markets, which has fuelled underlying growth of 16% in this area of our business.
     Turning finally to Media: as we anticipated at the half year, the division’s performance did pick up again in the third quarter, with 11% underlying growth, to £43 million. Demand for multi-media remains strong in our agency business, fuelling strong growth in pictures and TV, and we saw good growth in online advertising and syndication.
     To summarise then, this has been a good quarter for all the divisions and we continue to fire on all four cylinders. When it comes to looking forward to the rest of the year, we are still in an offer period, so we are not going to give any specific 2007 revenue or margin guidance as part of these Q3 results. As you know, our business tends to be prone to a certain amount of fourth quarter lumpiness, because of the high proportion of outright sales that need to close before year end; but it is great to approach the year end with 6.8% underlying growth year-to-date and to have that growth under our belts.
     With that, I will hand over to Tom.
          Tom Glocer: Thank you, David. What I thought I would do over the next few minutes is to add a little colour to the operating environment and summarise where we are on the Thomson-Reuters combination.
     I will start by echoing David’s comments that our revenues and sales remain very strong. I am proud of this for two reasons. First, because we delivered this performance despite the potential distraction of the Thomson transaction. We all know how important it is for companies involved in large deals such as this to keep their eye on the ball and at Reuters we have stayed focused on delivering the signature year that David and I have called for.
     Second, I am proud because we have continued to make progress, despite the ongoing credit crisis. The work that we have done over the last few years to improve the competitiveness and relevance of our franchise means that our business is increasingly aligned to what our customers need, even in tough markets. We saw record volumes on our trading systems during August, and demand for Enterprise solutions to manage data consumption and business automation has never been higher. A sustained financial market downturn would undoubtedly affect us but, with our business now more closely linked to data consumption and trading activity, I think we have built considerable resilience into the model.
     In a way, I wish I could tell you that we were more directly exposed to the effects of the credit crunch but, as you know, fixed income as a whole accounts for only about 10% of our revenues. Demand for transparency in credit markets has never been greater and we actually have some interesting initiatives underway to take advantage of this opportunity. For example, we have recently announced a partnership with Markit Partners to combine their Credit Default Swaps data with our live pricing, powerful news and analytics, in an open systems environment. This has generated strong levels of customer interest which should allow us to build on the 2,000 positions of 3000 Xtra that we have sold to credit professionals so far this year.
     Looking at the operating environment more broadly, we continue to monitor the overall health of the financial services market and our customers’ investment patterns worldwide.
     In Europe, where our business built on its first-half strength to grow an underlying 7% in the quarter, customers continue to invest in areas where Reuters has strong product offerings — growth markets such as Russia and the Gulf, and enterprise solutions to fuel alternative trading strategies, including those made possible by the competing liquidity pools created under MiFID which, by the way, comes into effect next week.
     In Asia, we saw 10% underlying growth, boosted by an improving performance by Japan. Our investments in content and technology for new markets, such as China and India, are increasingly positioning us as the vendor of choice for our global customers, as they expand their operations. The strength of our brand and depth of relationships we enjoy in the Asian markets are among the key strengths that make us such an attractive partner to Thomson.
     Our Americas business also continued to deliver strong growth this quarter — 7% underlying. The areas seeing the most immediate fall-out from the credit crunch, like the mortgage sector, are not traditional Reuters heartlands. We are continuing to see strong demand for Reuters Knowledge and our Enterprise product suite, fuelled by continued growth in electronic trading and business automation.
     So, to summarise, we continue to monitor the macro trends, including the risk that the liquidity crisis spills over into the “real” economy, but we have come a long way towards improving the resilience of our business by targeting areas of clear value to our customers — electronic trading, high value content, enterprise solutions and our new markets initiatives.
     Last but not least, let me turn to the creation of Thomson-Reuters. Since I last spoke to you in July, a lot of my time has been spent planning for the integration and I continue to be pleased with the progress that we are making on the strategic, technical and organisational blueprints.
     You will have seen that we now have clear timetables from the regulators and that we anticipate receiving regulatory clearance in the first quarter.
     We are moving ahead as quickly as we can with integration planning so that, when we get clearance, we will be ready to move swiftly towards bringing Thomson-Reuters to life. I remain very confident that the transaction will be cleared, given the support we have from our customers and the complementary nature of our two businesses.
     In the meantime, I am delighted that Reuters remains on track to deliver the signature year we spoke about in July. With that, let me turn back to Miriam, who will moderate your questions.
          Miriam McKay: Thank you very much, Tom. We will now take questions.

          Paul Gooden (ABN): Good morning. My first question is, in terms of net contract sales, can you add a little more colour there: how was Q3 compared to Q2 and within the quarter were there any surprising monthly movements that should give us confidence or concern?
          David Grigson: Hello, Paul. I can tell you that Q3 was a little better in total than Q2 and we saw a good first half, as you know, with which we were very pleased. We were particularly pleased that August, which is generally a pretty quiet month, was not only very active in trading terms but it was also pretty active for Reuters, and we saw a better-than-average August, and September remained strong too. As far as we can judge this far into October, we are not seeing any clear signs of anything other than the pick-up in momentum we have been seeing through this year, continue.
          Paul Gooden: Just one more question. Is there any anecdotal evidence yet that customers are planning to drop either Reuters or Thomson for reasons other than contingency requirements, or is there just no sign of that yet?
          Tom Glocer: That is a little premature. What we owe our customers first, and we shall certainly do by the time we close, is a very clear roadmap of the strategic product architecture and what direction we are taking it in. Without that, it is way too early for them to choose, but the support from our customers throughout this period is very good.
          Colin Tennant (Lehman Brothers): I wonder if you could update us on the timeframe for negotiations on pricing going into next year? It comes back to the market turmoil question: are the customers potentially pushing back on the sort of price increases that you saw last year, or do you anticipate achieving them again?
          David Grigson: Colin, there are no signs of pushback yet. You are right to assume that our working assumption this time as we speak with our customers is that we shall see price increases of roughly the same level as last year, yielding roughly the same revenue benefits as last year. Today, I have certainly heard of no suggestion from around the company that we are seeing any particular pushback, and certainly no pushback specifically related to the current state of the market. We remain reasonably confident that the 2% revenue uplift that we saw this year and last year will be something we can look forward to next year as well.
          Colin Tennant: May I have a quick follow-up on legacy products and Telerate? The headwind that you mentioned — 2% in Sales & Trading and 1% for the Group — am I right in thinking that that ends this year, so that next year we should not assume any headwind?
          David Grigson: It does not fall away on 31 December to zero, so there is a little bit of a flow-through into next year, but you will recall that we worked very hard at the back end of 2006, certainly in Europe and in Asia, where much of this business was, to get the migration onto a Reuters product done. Therefore, we can certainly see that the impact falls to a much smaller number — it will become lost in the roundings and is not something that we will want to talk about.
          Polo Tang (UBS): I have two questions. The first is you say you have not seen any impact from the turbulence in the markets. In the last couple of weeks, we have had a lot of investment banks announcing job losses, so could you give some colour as to how you expect that to impact your business? Secondly, can you give us some colour on the issues that the regulator is looking at for the EC in light of your discussions?
          Tom Glocer: Let me start with the issue of headcount loss. To date, if you look specifically at where the heads have come from, they have tended to be very directly from those areas affected by the credit fall-out. In particular, you have big firms such as Lehman taking out the mortgage desks or asset-backed and general structured finance. We have not yet seen a knock-on effect to the general trading desks and, with volumes as high as they have been, people are making money on the trading side, if you look beyond the issue of how you mark-to-market, or even mark-to-model the existing paper hung up on your books.
     The really interesting question for us all, and one we are looking at carefully in connection with the 2008 budget, is, will there be a knock-on effect to the real economy from the crisis in the instruments economy or the credit economy? And we do not have a crystal ball there. However, what I can say is that, not only in our sales results and revenue that are in the bag, but in our current net sales in October and the pipeline, we are not seeing a fall-off.
     The final point I want to mention, which you can see when looking back over the last several quarters, is that we have worked hard to try to realign Reuters money-making ability away from just headcount. If you look at our terminal populations in the back page of this and other press releases, you can see that our terminal count has been flat, reflecting churn and a move-up to Xtra. However, with the strong growth coming out of Enterprise this quarter, revenues are strong and have been accelerating.
     To put that all together, if we had a very material recession, big fall-out, failures in the US and, therefore, very large headcount cuts, I have no doubt that would temper our growth in 2008. However, from where we sit today, this year looks very strong and we do not see a fall-off in customer demand, even though people are in the midst of quite active markets.
     Turning to the second question on the dialogue with the EC, it has been very constructive. It is a conversation that we want to have in private with them as opposed to publicly or in notes. There is not much more to add than we said in the regulatory update a couple of weeks ago. We have a timetable that looks realistic and we very much look forward to getting clearance in the first quarter.
          Rogan Angelini-Hurll (Citigroup Smith Barney): I have two questions. In terms of your sales growth and the improvement in the third quarter, are there any geographical distinctions we should be aware of? Specifically, I am thinking of whether the US has followed the same trend, or has it been more driven by Asia and Europe?
     The second question — I do not know how much colour you can give here — can you talk about the trend of recurring revenue growth pre- Core Plus recurring revenue growth? I don’t want to get into being a pop mathematician any more but what does that trend look like through this year? On my back-of-the envelope numbers, although it is strong, it looks like it might have slowed a little in the third quarter relative to the second quarter, i.e. Core Plus has been accelerating. If you strip that out maybe it slowed a little. Can you talk about that please?
          David Grigson: Let me pick up on both of those, Rogan. On the sales Q3 versus previous quarters, no real shift of trend. This year has been driven more by an acceleration of sales in Europe, particularly in France and Germany where we have seen really good performance; and also the Gulf and Russia, which we have talked about before, where we have seen revenues growing at 13%, 14% and even 15%. Also Asia — and Tom mentioned Japan in his opening remarks — certainly has been picking up well this year. Obviously, 50% of our Asian revenue is in Japan so if we are going to see improvements in Asia, Japan has to be contributing to that as well as the performance we have seen in other geographies including China and India. There are no significant shifts in the trend regionally at least. All regions are positive and our biggest customers are also showing good sales performance in the third quarter, as they were doing in previous quarters.
     On the recurring revenue growth, you are right that the arithmetic shows us that quarter to quarter there wasn’t anything particular — I think it fell by 10 basis points, nothing very much - it is pretty well flat. I think you should put that down to some of the lumpiness, some of the noise around the edges of this thing. The change is occurring where we are building on that sales performance. It is positive and remains positive into the fourth quarter of his year as well. So you may see the lines dip a bit and pick up from quarter to quarter but if you draw a straight line through those things then you would see upward momentum, and you will certainly see that in the fourth quarter.
          Rogan Angelini-Hurll: That is great. Maybe a specific one: are the US sales in the third quarter better than the US sales in the second quarter?
          David Grigson: I can check — I do not actually have that information to hand — but I do not think there was any material difference. If the answer to that question is different, we will come back to you.
          Giasone Salati (Execution): Just one point on the merger, again: in the last statement from Reuters, we could imply that Reuters officially expects the merger to close with no remedies and possibly even ahead of 25 February in Europe. Would that be correct? Is that still your position?
          Tom Glocer: On the issue of remedies, where we stand today is that we have had no discussions about remedies. What I said in the summer still holds, which I caveated to say that I cannot speak for the regulators and obviously, we have great respect for what they do and how they see the market. From our perspective though, because of the relatively small penetration of Thomson in Europe, coupled with just the very complementary nature of the two businesses, we do not see where there should be a need for remedies. That does not translate to a guarantee that there will not be any. That is the first point.
     Secondly, on the timing, we do obviously have more information than we did in the summer. We are in Phase 2 and the natural date for it to end, if it just followed the regular Phase 2 course, would be 25 February. You then need to tack on four to six weeks to that to get the court approvals, the EGMs and so on. It is still possible, and the EU will, on occasion, allow a shortened Phase 2. I do not want to say any more other than from my perspective and David’s, the sooner we can close and get running as a joint company, the better. So come back to what we said in the release: we expect to get clearance in the first quarter. That might be on 25 February. It is possible that might be sooner. And we will then proceed to close as soon as we can.
          Giasone Salati: May I follow up on that, please? Then we will have no official guidance for Reuters standalone?
          Tom Glocer: I suppose that is right, David? We will not be updating our guidance? You will obviously get to see, at the end of February, what the full year looked like but for the same reasons we did not do so today, we will not be updating specifically our guidance either on revenue margin or certainly on profit line.
          Giasone Salati: Thank you.
          Mark Braley (Deutsche Bank): Just two questions. I wonder if you could give us a feel as to how FX MarketSpace is progressing. Are you on track with what you were looking for in terms of the number of participants and volume levels?
     The second question is just on the agency business, bearing in mind the CNN situation. How do you see that evolving as the traditional clients come under pressure to cut down their spend? Overall, do you think that that is a positive for your business, because they have become more reliant on agency? Or do you think it is a negative, because you face more underlying pricing pressure?
          Tom Glocer: The second question, in particular, is a very interesting business strategy and modelling question. I thought we had rather a soft second quarter in Media and David, at that time, predicted that we would see that rebound in the second half of the year which, in fact, we are. It is great to see that come through.
     Very specifically on the agency side, the distinction between whether it is good or bad is a short and a long-run issue. In the short-run, and that includes the one to three year horizon, I think it is very positive because as newspapers need to retrench, they have been cutting international reporting and they have become more reliant on Agency for that dimension. In particular, as everyone tries to expand their web presence, suddenly photos and video (with video, in particular, never having been something that you needed as a newspaper) become vital. We are seeing an interesting pick-up as a result of that trend.
     The danger, long-term, is that ultimately, if the patient dies, it is not great for the drug-maker. I do not think newspapers are dead but, in the three to five-year horizon, it will be a challenge. That is one reason why Chris Ahearn and team have been developing the electronic publishing model. We are watching this carefully but, for the moment, it is a very favourable trend. I expect that will continue for a while but, long, long-term, we will obviously be looking to grow media revenues from different models.
     Speaking of different models, I will use that to segueway to FXMS (FX MarketSpace). We have just had a review with the CME and the good news is, first, that it is a very good and strong relationship. The CME is a great partner and brings much to the party. We have reviewed the customer uptake and the relevance of the model, in particular, and we are still getting very strong indications. People believe that this is a model by which they want to trade and we are seeing a healthy pipeline of new folks coming onto the model, i.e., signing up to participate. There is a fair amount that is required, both technologically to do the hook-up, and legally and by contract and so on; this is on plan or rather ahead of where we thought we would be.
     In terms of the actual volumes, our experience, whether it was on Dealing or Instinet, is that it takes time, particularly in very volatile markets, where people do not necessarily want to move and redirect flow from whatever they have been doing. Volumes have been building. I just think that this is something that we have to look at not month to month, but over the longer term. The bottom line on both the CME’s and our part is a strong commitment to make this model work. We really think the platform is right.

          Veronika Pechlaner (Goldman Sachs): I have just a follow-on question to Colin’s earlier question on prices. You mentioned in your opening comments your distribution agreement on CDS spreads with Markit. Obviously Markit is going around in the market and selling screens for a couple of hundred dollars. I was just wondering, when you integrate that into your Reuters 3000 Xtra product, how are you going to price for it? Or is that just an addition to the content which will come into the regular price increases that you do for Reuters 3000 Xtra?
          Tom Glocer: Our relationship with Markit is not significantly different from that of many third parties with which we work. So a certain amount of the information comes in just to make Xtra stronger. We have very good CDS pricing from the inter-dealer broker market — GFI in particular, but ICAP and others as well — and obviously, news and everything around central bank activity, which Reuters covers so well, is great for that market.
     The particular pricing with Markit is that you get some information included and there will be additional packages available as a third party market service over Reuters and we typically fee share. I do not know the particular arrangements with Markit but they have established a very good product and position that makes both of us stronger.
          Veronika Pechlaner: Thanks very much.
[No further questions]
          Miriam McKay: It looks as if we have no further questions, so we will bring our conference call to an end. Thank you very much, everybody.
[End of conference call]

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